QuickLinks -- Click here to rapidly navigate through this document

[Bare Escentuals, Inc. Letterhead]

September 26, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE
(202) 772-9369

Pamela A. Long Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

    Re:
    Bare Escentuals, Inc.
    Registration Statement on Form S-1
    File No. 333-135484

Dear Ms. Long:

        Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Bare Escentuals, Inc. (the "Company"), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 3:00 p.m. Eastern Time on Thursday, September 28, 2006 or as soon as practicable thereafter.

        The undersigned, on behalf of the Company, acknowledges the following:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

        Thank you for your assistance and cooperation in this matter.

Very truly yours,
Bare Escentuals, Inc.
By:	/s/ MYLES B. MCCORMICK Myles B. McCormick Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary
cc:
Brigitte Lippman, Securities and Exchange Commission
Robert E. Burwell, Esq., Latham & Watkins LLP
Robert A. Koenig, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

[GOLDMAN SACHS LETTERHEAD]

September 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Attention:	Pamela Long
Re:	BARE ESCENTUALS, INC. Filed On Form S-1 Registration No. 333-135484

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between September 13, 2006 and the date hereof September 28, 2006, 14,504 copies of the Preliminary Prospectus dated September 13, 2006 were distributed as follows: 11,707 to 7 prospective underwriters; 2,645 to 2,645 institutional investors; 0 to prospective dealers; 6 to 3 individuals; 9 to 3 rating agencies and 137 to 9 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 pm. Eastern Time on September 28, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACH & CO.
CIBC WORLD MARKETS CORP.
BANC OF AMERICA SECURITIES LLC
PIPER JAFFRAY & CO.
THOMAS WEISEL PARTNERS LLC
SUNTRUST CAPITAL MARKETS, INC.
SANDERS MORRIS HARRIS INC.
As Representatives of the
Prospective Underwriters
By:	/s/ GOLDMAN SACH & CO. (Goldman, Sachs & Co)

QuickLinks

[GOLDMAN SACHS LETTERHEAD]